PRIVILEGED AND CONFIDENTIAL
Wachtell, Lipton, Rosen & Katz 51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 — 1000 FACSIMILE: (212) 403 — 2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL WILLIAM T. ALLEN LEONARD M. ROSEN PETER C. CANELLOS MICHAEL W. SCHWARTZ THEODORE GEWERTZ ELLIOTT V. STEIN THEODORE A. LEVINE J. BRYAN WHITWORTH ALLAN A. MARTIN AMY R. WOLF COUNSEL MICHELE J. ALEXANDER ELAINE P. GOLIN LOUIS J. BARASH PAULA N. GORDON DIANNA CHEN NANCY B. GREENBAUM ANDREW J.H. CHEUNG MAURA R. GROSSMAN DAMIAN G. DIDDEN IAN L. LEVIN PAMELA EHRENKRANZ HOLLY M. STRUTT MARTIN LIPTON DAVID M. SILK HERBERT M. WACHTELL ROBIN PANOVKA BERNARD W. NUSSBAUM DAVID A. KATZ RICHARD D. KATCHER ILENE KNABLE GOTTS LAWRENCE B. PEDOWITZ DAVID M. MURPHY ROBERT B. MAZUR JEFFREY M. WINTNER PAUL VIZCARRONDO, JR. TREVOR S. NORWITZ PETER C. HEIN BEN M. GERMANA HAROLD S. NOVIKOFF ANDREW J. NUSSBAUM DAVID M. EINHORN RACHELLE SILVERBERG KENNETH B. FORREST DAVID C. BRYAN MEYER G. KOPLOW STEVEN A. COHEN THEODORE N. MIRVIS GAVIN D. SOLOTAR EDWARD D. HERLIHY DEBORAH L. PAUL DANIEL A. NEFF DAVID C. KARP ERIC M. ROTH RICHARD K. KIM WARREN R. STERN JOSHUA R. CAMMAKER ANDREW R. BROWNSTEIN MARK GORDON MICHAEL H. BYOWITZ JOSEPH D. LARSON PAUL K. ROWE LAWRENCE S. MAKOW MARC WOLINSKY JEANNEMARIE O’BRIEN DAVID GRUENSTEIN WAYNE M. CARLIN PATRICIA A. VLAHAKIS JAMES COLE, JR. STEPHEN G. GELLMAN STEPHEN R. DiPRIMA STEVEN A. ROSENBLUM NICHOLAS G. DEMMO PAMELA S. SEYMON IGOR KIRMAN STEPHANIE J. SELIGMAN JONATHAN M. MOSES ERIC S. ROBINSON T. EIKO STANGE JOHN F. SAVARESE DAVID A. SCHWARTZ SCOTT K. CHARLES JOHN F. LYNCH ANDREW C. HOUSTON WILLIAM SAVITT PHILIP MINDLIN ERIC M. ROSOF DAVID S. NEILL MARTIN J.E. ARMS JODI J. SCHWARTZ GREGORY E. OSTLING ADAM O. EMMERICH DAVID B. ANDERS CRAIG M. WASSERMAN ADAM J. SHAPIRO GEORGE T. CONWAY III NELSON O. FITTS RALPH M. LEVENE JEREMY L. GOLDSTEIN RICHARD G. MASON JOSHUA M. HOLMES DOUGLAS K. MAYER DAVID E. SHAPIRO MICHAEL J. SEGAL J. AUSTIN LYONS SCOTT W. GOLENBOCK LORI S. SHERMAN ROBERT J. JACKSON, JR. JEFFREY C. FOURMAUX CAITH KUSHNER ANTE VUCIC WILLIAM J. MARTIN IAN BOCZKO GRAHAM W. MELI LAURYN P. GOULDIN JOSHUA M. MILLER MATTHEW M. GUEST JASAND MOCK DAVID E. KAHAN OPHIR NAVE MARK A. KOENIG GREGORY E. PESSIN DAVID K. LAM CARRIE M. REILLY MICHAEL S. WINOGRAD ERIC ROSENSTOCK KATHRYN GETTLES-ATWA ANGOLA RUSSELL BENJAMIN M. ROTH JEFFREY UNGER DAVID M. ADLERSTEIN MARK F. VEBLEN SHIRI BEN-YISHAI CARMEN WOO JOSHUA A. FELTMAN ANDREW M. WOOLF STEPHEN M. FRANCIS STELLA AMAR JONATHAN H. GORDON ADRIAN L. BELL EMIL A. KLEINHAUS BENJAMIN R. CARALE ADIR G. WALDMAN DONALD P. CASEY AREF H. AMANAT DOUGLAS R. CHARTIER B. UMUT ERGUN LAUREN COOPER EVAN K. FARBER RODMAN K. FORTER VICTOR GOLDFELD JEFFREY D. HOSCHANDER MICHAEL KRASNOVSKY VINCENT G. KALAFAT SARAH A. LEWIS JENNIFER R. KAMINSKY GARRETT B. MORITZ LAUREN M. KOFKE JOSHUA A. NAFTALIS JONATHON R. La CHAPELLE MEREDITH L. TURNER EDWARD J. LEE YELENA ZAMACONA SABASTIAN V. NILES KARESSA L. CAIN BRANDON C. PRICE WILLIAM EDWARDS MICHAEL SABBAH JAMES R. GILMARTIN JOEY SHABOT ADAM M. GOGOLAK JUSTIN T. SEVIER JONATHAN GOLDIN S. CHRISTOPHER SZCZERBAN CATHERINE HARDEE SHLOMIT WAGMAN DANIEL E. HEMLI C. LEE WILSON CARRIE Z. MICHAELIS RACHEL A. WILSON GORDON S. MOOD IE ALISON M. ZIESKE MICHAEL ROSENBLAT MICHAEL S. BENN LINDSAY R. SELLERS CHRISTINA O. BRODERICK DONGJU SONG JAMES D. CUNEO AMANDA L. STRAUB MARTIN A. KURZWEIL BRADLEY R. WILSON SHAUN J. MATHEW NATHANIEL L. ASKER JASON S. OH FRANCO CASTELLI JUSTIN S. ROSENBERG DAVID B. FEIRSTEIN JANE VANLARE ROSS A. FIELDSTON KEOLA R. WHITTAKER DAVID FISCHMAN AUSTIN T. WITT JESSE E. GARY
October 22, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christian Windsor Kathryn McHale Angela Connell Hugh West

Re:	Bank of America Corporation
Registration Statement on Form S-4
Filed October 1, 2008
File No. 333-153771

Bank of America Corporation
Form 10-K for December 31, 2007, filed February 28, 2008
Schedule 14A filed March 19, 2008
Form 10-Q for June 30, 2008, filed August 7, 2008
File Number 001-06523
     Ladies and Gentlemen:
     On behalf of Bank of America Corporation (“Bank of America”), we hereby submit the responses of Bank of America and Merrill Lynch & Co., Inc. (“Merrill Lynch”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated October 15, 2008, with respect to the above-referenced filings.
     This letter and Bank of America’s Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-153771) are being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering

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Securities and Exchange Commission
October 22, 2008

a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on October 1, 2008.
     For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of Bank of America or Merrill Lynch, as applicable. All references to page numbers in these responses are to the pages in the marked version of the Amendment.
General
1.	Please file all exhibits, including drafts of your legality and tax opinion, with your next amendment; providing them as soon as practicable will permit for an expedited review of the materials.

Response:

Pursuant to the Staff’s comment, we have filed with the Amendment all exhibits, including the legality and tax opinions, that were not previously filed.

2.	Please provide any presentation, memo, report or other material provided to the board of Merrill Lynch or Bank of America by their respective financial advisors with regard to the valuation or fairness of the transaction other than the opinion included in your registration statement.

Response:

Each of Bank of America and Merrill Lynch are providing a supplemental response to the Staff under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83.

3.	Please advise the staff regarding any projections, analysis or other material non-public information provided by Bank of America to Merrill Lynch or its financial advisor. Similarly, tell us about any projections or other material non-public information provided by Merrill Lynch to Bank of America or its financial advisors.

Response:

Although Merrill Lynch undertook the due diligence investigation discussed in “Background of the Merger” and “Merrill Lynch’s Reasons for the Merger; Recommendation of the Merrill Lynch Board of Directors” in connection with entering into the merger agreement, and its financial advisors undertook the review discussed in “Opinion of Merrill Lynch’s Financial Advisor” in connection with delivering its fairness opinion, Bank of America did not provide any projections, analysis or other material non-public information to Merrill Lynch or its financial advisor that has not been appropriately disclosed in the

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Securities and Exchange Commission
October 22, 2008

registration statement. Although Bank of America undertook the due diligence investigation discussed in “Background of the Merger” and “Bank of America’s Reasons for the Merger; Recommendation of the Bank of America Board of Directors” in connection with entering into the merger agreement, and its financial advisors undertook the review discussed in “Opinion of Merrill Lynch’s Financial Advisor” in connection with delivering its fairness opinion, Merrill Lynch did not provide any projections, analysis or other material non-public information to Bank of America or its financial advisors that has not been appropriately disclosed in the registration statement. In particular, no earnings estimates were provided by either party, other than Merrill Lynch’s management’s estimates for the quarter ended September 26, 2008; Merrill Lynch subsequently publicly disclosed its third quarter results.

4.	Since market conditions have changed and significant actions by the government have markedly affected your operating environment and your capital position, please consider revising your disclosure to discuss recent developments and their effect upon the companies and the merger. In particular, we note your third quarter earnings announcement, your ARS liability, the creation of the TARP and the direct investment in Bank of America by the United States Government.

Response:

Pursuant to the Staff’s comment, we have added a Recent Developments section starting on page 35 of the Amendment.
Cover page
5.	Please indicate the amount of securities to be offered in accordance with Item 501(b)(2) of Regulation S-K.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on the cover page of the Amendment.
Stock Option Agreement, page 7
6.	Please briefly disclose under what circumstances Bank of America can exercise its option to purchase Merrill shares.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 7 of the Amendment.

Securities and Exchange Commission
October 22, 2008

Merrill Lynch’s Executive Officers and Directors Have Financial Interests . . ., page 9
7.	Revise this section to quantify the benefits to directors and senior officers of Merrill Lynch.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 9 and 10 of the Amendment.
Unaudited Pro Forma Condensed Combined Financial Statements, page 34
Note 3 – Preliminary Purchase Accounting Allocation, page 40
8.	We note adjustment A (page 41) relates to estimated costs of terminating certain Merrill Lynch credit derivatives. Please address the following:
•	Revise to clarify whether this adjustment relates to the agreement reached by Merrill Lynch (Merrill) and XL Capital Assurance to terminate all of their CDO-related hedges for a cash payment of $500 million; as discussed on page 69 (Note 18 – Subsequent Events) of Merrill’s Form 10-Q for the quarterly period ended June 27, 2008 filed August 5, 2008. If so, please disclose the terms of this settlement.

•	Revise to clarify whether this adjustment also includes expected settlements on certain contracts with other monoline counterparties for which Merrill is in the process of negotiating settlements. If so, explain how you determined the expected settlement amounts, and explain how you determined such amounts were an appropriate indicator of fair value.

•	Revise to disclose the methods and significant assumptions used to determine the fair value of these credit derivatives.

•	Tell us how you determined that the termination of these derivative instruments was directly attributable to the transaction and therefore an appropriate pro forma adjustment. Refer to Article 11-02(b)(6) of Regulation S-X.
Response:
•	As discussed in Note 1 on page 41, the pro forma accounting, including the determination of goodwill does not consider the results of operations, including certain transactions that have occurred subsequent to June 27, 2008. Accordingly, as it relates to adjustment A, neither the agreement reached with XL Capital, nor the expected settlements with monoline

Securities and Exchange Commission
October 22, 2008

counterparties disclosed in Note 18 of Merrill Lynch’s 10-Q are included in the pro forma adjustment. We believe that our disclosure in Note 1 on page 41 is sufficient and therefore, no additional language will be included in the description of adjustment A as it relates to the Staff’s first two bullet points.

•	When evaluating Merrill Lynch’s credit derivatives, we considered overall exposure when combined with Bank of America. In that regard, where we determined that we had redundant positions or where combined counterparty or industry concentrations exceeded desired levels, we have estimated the breakage costs of terminating the Merrill Lynch credit derivatives. In this regard, we view these costs consistent with the guidance in EITF 95-3 and accordingly believe these costs are directly attributable to the transaction and an appropriate pro forma adjustment.
We will revise adjustment A on page 44 as follows:

Preliminary adjustments, primarily to record estimated breakage costs of terminating certain Merrill Lynch credit derivatives for which the positions are redundant to or where the levels exceed desired counterparty or industry concentrations for the combined company. The entire amount ~~has been recorded~~ is shown as an adjustment to derivative assets pending a detailed position by position review. The adjustments reflected herein are based on current assumptions and valuations which are subject to change.

9.	We note adjustment B (page 42) resulted in an immaterial net impact to your purchase price allocation because certain investments were marked up to fair value while certain other investments were marked down to fair value. In an effort to provide more meaningful information to investors and to provide greater transparency, please revise to disaggregate information regarding the adjustments that were made to record your investments – by individual investment or class – to their estimated fair values (tabular presentation may be useful here). Also, disclose the methods and significant assumptions used to determine the fair value of these investments.

Response:

In determining the fair value of equity method investments, to the extent that the investments are publicly traded we used that information in estimating fair value. For the other investments, these are primarily residential mortgage backed securities and other investments that due to current market conditions may not be traded in an active market or where broker quotes are not available. Accordingly, after consideration of market events subsequent to June 30, 2008, we estimated fair value based upon discounted cash flows for these illiquid investments.

Securities and Exchange Commission
October 22, 2008

We will revise adjustment B on page 45 as follows:

Preliminary adjustments, primarily to record equity method and other investments at their estimated fair values. Certain of these adjustments ~~were increases~~, totaling approximately $3 billion primarily related to publicly traded equity method investments resulted in an increase in fair value based on quoted prices. ~~and certain of these adjustments were decreases in fair value,~~ Other adjustments, totaling approximately $3.0 billion related to the write down in fair value of residential mortgage-backed securities and other investments that due to current market conditions may not be traded in active markets. ~~resulting in an immaterial net impact.~~ For these illiquid investments, after consideration of market events subsequent to June 30, 2008, fair value was estimated based upon discounted cash flows. The adjustments reflected herein are based on current assumptions and valuations which are subject to change.

10.	As a related matter, please revise to disaggregate information regarding the adjustments that were made to record core deposit, customer and trade name intangibles (adjustment E, page 42) and prepaids, deferred costs, pension and other postretirement benefits and other miscellaneous assets (adjustment F, page 42) at their estimated fair values. Discuss the methods and significant assumptions used to determine such fair values.

Response:
•	We have considered your comment related to adjustment E and will revise adjustment E on page 45 as follows:

Adjustments to write off historical Merrill Lynch other intangibles assets and record preliminary estimates of core deposit (approximately $500 million), customer (approximately $4 billion) and trade name (approximately $3 billion) intangible assets ~~of approximately $7.5 billion~~ resulting from the merger. Preliminary estimates of the fair values of the intangibles were based on discounted present value of future cash flows resulting from the existing customer relationships including consideration of potential attrition in these relationships. Preliminary estimates of the fair value for these intangibles are subject to change upon completion of a formal third party valuation. The impact of the intangible assets is to increase amortization of intangibles by approximately $173 million and $208 million for the six months ended June 30, 2008, and the twelve months ended December 31, 2007, net of amounts already included in Merrill Lynch’s historical statement of operations, respectively. The nature, amount and amortization method of various possible identified intangibles are being studied by management. The adjustments reflected

Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
October 22, 2008

herein are based on current assumptions and valuations which are subject to change. Material changes are possible when our analysis is completed.

•	As we reviewed our accumulation of the various preliminary estimated pro forma adjustments, we noted that approximately $1.5 billion that was included in other assets should have been included in loans and leases. Having adjusted for this classification will revise adjustment F on page 45 as follows:

Preliminary adjustments, primarily to record decreases to other assets, including prepaids (approximately $500 million), deferred costs (approximately $250 million), pension and other postretirement benefits/liabilities (approximately $650 million) and other miscellaneous assets (approximately $200 million) at their estimated fair values. The adjustments reflected herein are based on current assumptions and valuations, including reduced future benefit to the combined company related to prepaids, deferred costs and other assets and changes in benefit plan assumptions based upon market conditions, which are subject to change.
11.	With respect to adjustment C (page 42), please revise to disclose the methods and significant assumptions used to determine the fair values of acquired impaired loans. For example, clarify whether you used collateral values, market prices or present value techniques to determine estimated fair values. In the interest of providing greater transparency, consider disclosing the contractually required payments receivable, the cash flows expected to be collected and the fair value of all loans acquired as of the acquisition date.

Response:

In determining the fair value of acquired residential and commercial impaired loans, we estimated the discounted present value of expected cash flows, including life of loan loss forecasts, based upon current market interest and default rates. With regard to providing greater transparency, as part of our first 1934 Act filing that covers the merger date, we will disclose contractually required payments receivable, the cash flows expected to be collected and the fair value of all loans acquired as of the acquisition date. We expect these amounts may significantly change prior to the merger with Merrill Lynch due to changes in the composition of these portfolios and accordingly believe that such disclosure has very limited benefit to a reader of this pro forma information at this point in time.

We will revise adjustment C on page 45 as follows:

PRIVILEGED AND CONFIDENTIAL
Securities and Exchange Commission
October 22, 2008
Page 8
Preliminary adjustments to record residential and commercial impaired loans at their estimated fair values primarily based upon the present value of expected future cash flows, including life of loan loss forecasts, based upon current market interest and default rates, ~~credit and/or current interest rates~~, as well as residential and commercial non-impaired loans at their estimated present value of amounts to be received using ~~at~~ current market interest rates. For non-impaired loans, Merrill Lynch’s existing allowance for loan losses was retained. The effect of these adjustments is to increase interest income and decrease provision for loan losses for the impaired portfolio by approximately $350 million and $700 million for the six months ended June 30, 2008, and the twelve months ended December 31, 2007, respectively. The entire amount has been recorded as an adjustment to interest income pending a detailed loan by loan review. The adjustments reflected herein are based on current assumptions and valuations which are subject to change.
12.	In regards to adjustment G (page 42), please address the following:
•	Tell us how you determined that it was appropriate to use an estimated effective tax rate (i.e. 32.5%) to record the tax effect of the pro forma adjustments rather than the statutory rate. Please refer to Instruction 7 to Article 11-02 of Regulation S-X which requires the use of statutory rates. Please also refer to the guidance in paragraph 18 of SFAS 109 as it relates to this purchase accounting adjustment.

•	Please revise to clarify (and quantify) the estimated adjustments that were made to Merrill’s deferred tax assets. Explain how you determined the estimated adjustments met the requirements of Article 11 of Regulation S-X (i.e. directly attributable to the merger transaction, factually supportable, and expected to have a continuing impact). Please also refer to the guidance in paragraph 38 of SFAS 141 as it relates to this purchase accounting adjustment.
Response:

We have considered your comments related to adjustment G and we will revise adjustment G on page 45 as follows:

Preliminary adjustments to record the tax effect of the pro forma adjustments at an estimated 32.5% effective tax rate, as well as estimated adjustments to Merrill Lynch deferred tax assets. The 32.5% rate represents the estimated blended statutory rates of the U.S. (including states) at 37% and non-U.S. taxing jurisdictions (primarily the U.K.) at 28%. The estimated net adjustment to Merrill Lynch deferred tax assets primarily relates to the elimination of deferred taxes

Securities and Exchange Commission	PRIVILEGED AND CONFIDENTIAL
October 22, 2008

attributable to unvested awards to employees of share-based compensation and the establishment of deferred taxes related to the purchase accounting adjustments. The adjustments reflected herein are based on current assumptions and valuations which are subject to change.
13.	We note adjustment H (page 42) was made to record estimated exit and termination costs as well as certain contractual change in control obligations. We also note from page 38 that a preliminary estimate of exit and termination costs was recorded in purchase accounting related to the total estimated $3 billion (pre-tax) merger related costs that will be incurred to combine the operations of both companies. Please revise to:
•	separately quantify the adjustments related to exit and termination costs and change in control obligations;

•	clarify how the $4.1 billion recorded to recognize exit and termination costs reconciles to the total amount of estimated merger-related costs ($3 billion); and

•	revise page 43 (Note 4 — Merger Related Charges) to clearly explain and quantify which merger-related costs will be capitalized as part of purchase accounting and which will be expensed as incurred.
Response:

•	We have considered your comment related to adjustment H and will revise adjustment H on page 46 as follows:

Preliminary adjustments, primarily to record estimated exit and termination costs of approximately $1.5 billion, including costs for severance of Merrill Lynch personnel and closure of Merrill Lynch vacant facilities, ~~as well as~~. Additionally, approximately $2.5 billion is related to certain contractual change in control obligations for Merrill Lynch associates. The adjustments reflected herein are based on current assumptions and valuations which are subject to change.

•	Currently, based upon the integration work to date, our preliminary estimate of capitalized merger related charges related to Merrill Lynch is approximately $1.5 billion out of the total of approximately $3 billion described in Note 4 on page 46. The remaining approximately $1.5 billion is estimated to relate to Bank of America merger costs, as well as Merrill Lynch and Bank of America associate retention costs, conversion costs, and communication costs, and will be recorded based upon the nature and timing of these activities.

PRIVILEGED AND CONFIDENTIAL
Securities and Exchange Commission
October 22, 2008

•	As disclosed in Note 4 on page 46, currently, our merger integration team is assessing the two companies’ operations, including information systems, premises, equipment, benefit plans, supply chain methodologies, service contracts and personnel to determine optimum strategies to realize cost savings. As stated in the response to bullet 2 above, we estimate that approximately $1.5 billion of the approximately $3 billion of the merger-related charges will be capitalized. The first paragraph of Note 4 will be revised as follows:

In connection with the merger, the plan to integrate Bank of America’s and Merrill Lynch’s operations is still being developed. The total integration costs have been preliminarily estimated to be approximately $2 billion after tax or approximately $3 billion pre-tax. Approximately $1.5 billion (pre-tax basis) is estimated to be capitalized in purchase accounting, including costs for severance of Merrill Lynch personnel and closure of Merrill Lynch vacant facilities. The specific details of these plans will continue to be refined over the next several months. Currently, our merger integration team is assessing the two companies’ operations, including information systems, premises, equipment, benefit plans, supply chain methodologies, service contracts and personnel to determine optimum strategies to realize cost savings. The remaining approximately $1.5 billion (pre-tax basis) is estimated to relate to Bank of America merger costs, as well as Merrill Lynch and Bank of America associate retention costs, conversion costs, and communication costs, and will be recorded based upon the nature and timing of these activities. These remaining costs are not reflected in the unaudited pro forma condensed combined statements of income.
Bank of America’s Reasons for the Merger, Recommendation of the . . . Board, page 49
14.	In the 5th bulleted point, please briefly elaborate on the expense saving opportunities mentioned.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 53 of the Amendment.
Opinion of Merrill Lynch’s Financial Advisor, page 50
15.	We note that your financial advisors relied on the estimates provided by Merrill Lynch and Bank of America regarding cost savings and operational synergies of the business combination. To the extent that the amounts

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Securities and Exchange Commission
October 22, 2008

assumed by MLPFS in reliance are different than the amounts mentioned on page 43 or on pages 55 and 56, please disclose those amounts and any adjustments made by MLPFS.
Response:
Merrill Lynch’s financial advisor, MLPFS, did not receive or rely upon estimates provided by Bank of America regarding cost savings and operational synergies of the business combination. MLPFS did review certain information relating to the cost savings and related expenses expected to result from the merger as furnished by Merrill Lynch. The amounts mentioned in the section entitled “Opinion of Merrill Lynch’s Financial Advisor” (pages 59 and 60) may differ from those amounts referenced under “Note 5 — Estimated Annual Cost Savings” (page 47) as Bank of America did not provide its estimates to MLPFS prior to MLPFS rendering its fairness opinion.
16.	Please expand your disclosure on page 56 to include the specific amounts Merrill Lynch agreed to pay MLPFS for rendering this opinion, including the amount that is contingent upon the completion of the merger. In addition, please disclose the aggregate amount of all material compensation received by MLPFS and its affiliates from Merrill Lynch and its affiliates during the past two years and the aggregate amount of all material compensation received from Bank of America and its affiliates during the past two years in accordance with Item 1015 of Regulation M-A and Item 4 of Form S-4. Please consider putting this information in a separate section.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 61 of the Amendment.
Historical Market for Market Exchange Ratio Analysis, page 54
17.	In the last sentence before the table, please clarify whether this analysis is Merrill Lynch’s or MLPFS’.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 58 of the Amendment.
Miscellaneous, page 63
18.	Please expand your disclosure on page 63 to include the specific amounts Bank of America agreed to pay each of its financial advisors for rendering their respective opinions, including the amount that is contingent upon the

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Securities and Exchange Commission
October 22, 2008

completion of the merger. In addition, please disclose the aggregate amount of all material compensation received by each financial advisor and its affiliates from Bank of America and its affiliates during the past two years and the aggregate amount of all material compensation received from Merrill Lynch and its affiliates during the past two years in accordance with Item 1015 of Regulation M-A and Item 4 of Form S-4. Please consider putting this information in a separate section.
Response:
Pursuant to the Staff’s comment, we have revised the disclosure on page 67 of the Amendment.
Board of Directors and Management of Bank of America Following Completion of the Merger, page 63
19.	Please update this section to reflect any decisions with regard to the continued employment of Merrill Lynch’s officers, directors or significant employees.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 67 of the Amendment.
Interests of Certain Persons in the Merger
Merrill Lynch’s Officers and Directors Have Financial Interests in the Merger, page 67
20.	Please provide a total dollar amount (estimated, if necessary) for each individual officer or director who stands to benefit from the merger. Please include a discussion regarding Mr. Thain’s continued employment arrangement with Bank of America and any similar arrangements with other Merrill Lynch officers and directors. Please include how these decisions will impact compensation for each individual.
     Response:
     Pursuant to the Staff’s comment, we have revised the disclosure on pages 72 to 74 of the Amendment.

PRIVILEGED AND CONFIDENTIAL
Securities and Exchange Commission
October 22, 2008

Form 10-Q for Quarterly Period Ended June 30, 2008;
Notes to Consolidated Financial Statements
Note 11 – Commitments and Contingencies
Litigation and Regulatory Matter, page 26
21.	We read your disclosures related to legal and regulatory matters. We remind you that paragraph 9 of SFAS 5 states that in some circumstances it may be necessary to disclose the amount accrued for the financial statements not to be misleading. If an exposure to loss exists in excess of amounts accrued and it is reasonably possible that a loss or additional loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made for each legal matter. Please refer to paragraphs 9 and 10 of SFAS 5, and revise your future filings accordingly.

Response:

In future filings, we will disclose litigation matters that, in our judgment, are material to us. We will continue to disclose, in the period that we reach settlement or when a judgment is issued, additional information regarding the nature of the settlement or judgment. We will further affirmatively state in our Form 10-K (if applicable to the particular reporting period) that, in accordance with generally accepted accounting principles, we establish reserves for loss contingencies in litigation matters when those matters present loss contingencies that are both probable and estimable. We will further state that we do not establish reserves when loss contingencies are not both probable and estimable.

We will not, unless necessary for the financial statements not to be misleading, disclose our view of the probability of success for each matter or our view of the range of possible loss for each matter. We have been able to negotiate favorable settlements in several matters because we did not concede that the plaintiffs’ prospect of success was probable (in which case negotiation would have been limited to the amount of damages, with no debate as to whether damages were warranted at all), or estimable (in which case negotiation would have begun at the low end of the range of possible loss and gone up from there). In several instances, we have ultimately settled cases for less than our best estimate. Our ability to negotiate favorable settlements on behalf of our shareholders would be substantially hindered if we disclose that a loss is probable, or that the loss is estimable, with the range of possible loss.

In our filings, we continue to give careful attention to balancing our concerns over confidentiality with the needs of the users of our financial statements such that they can gain a clear understanding of our liquidity, results of operations and financial position.

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Securities and Exchange Commission
October 22, 2008

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Off-and-On-Balance Sheet Arrangements, page 94
22.	Your disclosure in Table 10 on page 95 indicates that your liquidity exposure to CDO vehicles decreased from $12.3 billion at December 31, 2007 to $1.1 billion at June 30, 2008. On page 98 you explain that $2.3 billion of this decrease in exposure resulted from the liquidation of a CDO conduit and the purchase of the conduit’s assets. You also disclose that $8.9 billion of the decrease in exposure related to written put options that were eliminated as you no longer provide liquidity support to the CDO vehicles. Please tell us and revise future filings to clarify why you no longer provide liquidity support to these CDO vehicles.

Response:

We concluded that we no longer provide liquidity support to five CDO vehicles, including the CDO conduit, for a variety of reasons.
•	CDO 1 (the “CDO Conduit”) had gross liquidity exposure of $2.3 billion at December 31, 2007. We were informed in the second quarter of 2008 that Moody’s planned to withdraw its rating from the commercial paper (“CP”) issued by the CDO Conduit. As a result, the CDO Conduit would no longer be able to issue CP into the marketplace. We therefore purchased the assets of the CDO Conduit, which consisted of super senior term notes, and we consolidated two of the three CDO vehicles that had issued the term notes based on analyses performed in accordance with FIN 46(R), Consolidation of Variable Interest Entities (“FIN 46R”). The proceeds were used by the CDO Conduit to repay the outstanding CP and the CDO Conduit was subsequently liquidated. Accordingly, our liquidity commitment was terminated.

•	CDO 2 had gross liquidity exposure of $2.8 billion at December 31, 2007. An event of default was triggered in the first quarter of 2008 and the trustee did not allow CDO 2 to issue new CP to repay maturing CP. Since we held all of the outstanding CP at this time and no new CP could be issued by CDO 2, our liquidity exposure was effectively terminated. CDO 2 was liquidated in the second quarter of 2008 and our liquidity commitment was terminated.

•	CDO 3 had gross liquidity exposure of $1.8 billion at December 31, 2007. We held all of the CP issued by CDO 3, which was refinanced into term notes during the second quarter of 2008. As a result, our liquidity commitment was terminated. As previously disclosed to the Staff, we consolidated CDO 3 due to the refinancing, which was a reconsideration event under FIN 46R.

PRIVILEGED AND CONFIDENTIAL
Securities and Exchange Commission
October 22, 2008

•	CDO 4 had gross liquidity exposure of $1.0 billion at December 31, 2007. At that time, we held all of the outstanding CP issued by CDO 4. During the second quarter, we purchased a small amount of junior securities in order to gain additional control over the vehicle. The purchase of the junior securities was considered to be a reconsideration event under FIN 46R and, accordingly, we consolidated CDO 4 following the purchase. Since CDO 4 was now consolidated and we held all of the outstanding CP, we concluded that it was no longer appropriate to classify this as a liquidity exposure. Subsequent to June 30, 2008, the CP was refinanced into term notes and our liquidity commitment was terminated.

•	CDO 5 had gross liquidity exposure of $3.2 billion at December 31, 2007. An event of default was triggered in the first quarter of 2008 which gave us the right to begin liquidation proceedings. Since we had previously consolidated CDO 5 and we held all of the outstanding CP, we concluded that it was no longer appropriate to classify this as a liquidity exposure.
The transactions as summarized above resulted in the liquidity exposure being reduced from $12.3 billion at December 31, 2007 to $1.1 billion at June 30, 2008. We will revise future filings to provide further detail and separately disclose the notional amount of liquidity exposure that no longer exists due to restructuring, consolidation, and/or liquidation of a CDO vehicle.

23.	As a related matter, please tell us and revise future filings to clarify if and how your decrease in liquidity exposure to CDO vehicles relates to the following:
•	On page 81 you disclose that during the six months ended June 30, 2008 you reclassified $5.2 billion of “super senior liquidity commitments exposure” on CDOs to “other super senior exposure” as the liquidity commitments were triggered and as a result you now own the super senior securities issued by the CDOs; and

•	On page 98 you disclose that during the first half of 2008 you consolidated several CDO vehicles due to a change in contractual arrangements such as a conversion of commercial paper into term notes.
Response:

The $5.2 billion reclassification on page 98 represents the net exposure (after insurance and writedowns) associated with the five CDO vehicles described in our response to comment #22, above, at the time the vehicles were reclassified out of the “liquidity exposure” category and into the “other super senior exposure”

PRIVILEGED AND CONFIDENTIAL
Securities and Exchange Commission
October 22, 2008

category. This amount includes our net exposure to the CDO 1 ($2.1 billion), CDO 2 ($1.8 billion), CDO 3 (zero), CDO 4 ($0.3 billion) and CDO 5 ($1.0 billion). See the discussion in our response to comment #22 for details on why the amounts were no longer considered to be outstanding liquidity commitments and which resulted in us consolidating certain CDO vehicles and holding additional cash positions (i.e., term notes).

We will revise future filings to clarify these relationships.

24.	Please tell us and revise future filings to clearly explain how the amounts reported in Table 10 on page 95 related to your CDO liquidity exposure reconcile to your Super Senior CDO Exposure Rollforwards on page 82.

Response:

The amounts reported in Table 10 on page 95 represent gross notional exposures. The amounts reported in the Super Senior CDO Exposure Rollforwards on page 82 represent net exposures after insurance and writedowns are taken into consideration. The following is a reconciliation of these amounts as of June 30, 2008 and December 31, 2007:

6/30/08	12/31/07
$1,077	$12,266	Gross liquidity exposure (page 95)
0	(1,800)	Less insurance
(5)	(2,715)	Less cumulative writedowns

$1,072	$7,751	Net exposure (page 82)

We will revise future filings to provide a reconciliation of these amounts in narrative or tabular form.
*****
     Please contact the undersigned (telephone no. 212-403-1381) or Matthew Guest (telephone no. 212-403-1341) of Wachtell, Lipton, Rosen & Katz, counsel to Bank of America, or John A. Marzulli, Jr. (telephone no. 212-848-8590) or Scott D. Petepiece (telephone no. 212-848-8576) of Shearman & Sterling LLP, counsel to Merrill Lynch, should you require further information or have any questions.

PRIVILEGED AND CONFIDENTIAL
Securities and Exchange Commission
October 22, 2008

Sincerely,
/s/ Nicholas G. Demmo
Nicholas G. Demmo